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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule TO/A

                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           UNIGRAPHICS SOLUTIONS INC.
                       (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                      ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of filing persons (offerors))

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   904928108
                                 (CUSIP number)

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                              Plano, Texas  75024
                                 (972) 604-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:
                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas  75201
                                 (214) 953-6500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2001 (as amended, the "Schedule TO") by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and UGS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of EDS. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation (the "Company"), at $32.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Item 4.

     Item 4 is hereby amended and supplemented to add the following:

     "On September 17, 2001, EDS and the Company jointly issued a press release announcing that Purchaser has extended, with the consent of the Special Committee and the Company Board, the period during which the Offer will remain open to Midnight, New York City time, on September 27, 2001, unless the Offer is extended. The full text of the press release is set forth in Exhibit (a)(1)(N) hereto."

Item 12.

     Item 12 is hereby amended and supplemented to add the following exhibit:

     (a)(1)(N)  --   Text of press release issued jointly by EDS and the Company dated September 17, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 17, 2001

                                    UGS ACQUISITION CORP.



                                    By: /s/ David B. Hollander
                                       ----------------------------------
                                    Name:  David B. Hollander
                                         --------------------------------
                                    Title:  Authorized Officer
                                          -------------------------------


                                    ELECTRONIC DATA SYSTEMS
                                    CORPORATION



                                    By: /s/ D. Gilbert Friedlander
                                       ----------------------------------
                                    Name:  D. Gilbert Friedlander
                                         --------------------------------
                                    Title: Senior Vice President, General
                                          -------------------------------
                                            Counsel and  Secretary
                                          -------------------------------

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                               INDEX OF EXHIBITS

Exhibit No.            Document
-----------            --------

(a)(1)(N)  --   Text of press release issued jointly by EDS and the Company dated September 17, 2001.

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